J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

July 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Mary Beth Breslin, Legal Branch Chief
Johnny Gharib, Senior Counsel
Sharon Blume, Accounting Branch Chief
Christine Torney, Senior Staff Accountant

Re:	Sienna Biopharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-219142

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Sienna Biopharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it will be declared effective at 4:00 PM, Eastern Time, on July 26, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated July 17, 2017:

(i)	Dates of distribution: July 17, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 1,963

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 100

The undersigned advise that they have complied and will continue to comply, and each underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

* * * *

Very truly yours,

J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES, LLC

By:	/s/ Benjamin H. Burdett
Name: Benjamin H. Burdett
Title: Executive Director

COWEN AND COMPANY, LLC

By:	/s/ James Streator, III
Name: James Streator, III
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]